U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                  FORM 10-SB/A
                                 AMENDMENT NO. 2



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                          LIGHTTOUCH VEIN & LASER, INC.
                 (Name of Small Business Issuer in its charter)


              NEVADA                                  87-0575118
  (State or other jurisdiction of                  (I.R.S. Employer
  incorporation or organization.)                 Identification No.)


                  10663 MONTGOMERY ROAD, CINCINNATI, OHIO 45242
               (Address of principal executive offices) (Zip Code)


                    Issuer's telephone number: (513) 891-8346


        Securities to be registered under Section 12(b) of the Act: NONE


           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.


         LightTouch Vein & Laser, Inc. (formerly Strachan, Inc.) (the "Company") was organized under the laws of the State of Nevada on May 1, 1981. Effective October 1, 1999, it acquired LightTouch Vein & Laser, Inc. ("LightTouch-Ohio"), a company incorporated on March 12, 1997 under the laws of the State of Ohio. Effective October 22, 1999, Strachan, Inc. changed its name to LightTouch Vein & Laser, Inc. On March 31, 2000, the Company, through LightTouch Vein & Laser of South Carolina, Inc. ("LightTouch-South Carolina"), a South Carolina corporation formed for the purpose of effecting the acquisition, acquired the assets the Charleston Dermatology and Cosmetic Surgery Center. The Company's offices are located at 10663 Montgomery Road, Cincinnati, Ohio 45242, and its telephone number is (513) 891-8346. Its registered office and records are located at One East First Street, Reno, Nevada.



         The Company, through LightTouch-Ohio and LightTouch-South Carolina, its wholly-owned subsidiaries, provides aesthetic laser and cosmetic services in the Cincinnati, Ohio, and Charleston, South Carolina, areas at the following centers:



                  o        10663 Montgomery Road, Cincinnati, Ohio
                  o        7210 Turfway Road, Florence, Kentucky
                  o        29 Gamecock Avenue, Charleston, South Carolina



         Ohio and South Carolina laws mandate that a professional association may render professional services only through officers, employees, and agents who are themselves duly licensed, certified, or otherwise legally authorized to render the professional service. Accordingly, LightTouch-Ohio and LightTouch-South Carolina, neither of which is a professional association, have engaged Vein & Laser Center, Inc. and Dr. Harley F. Freiberger, M.D., respectively, as the actual providers of all medical services. Vein & Laser Center, Inc. is a professional association and has three physicians as employees. LightTouch-Ohio and LightTouch-South Carolina provide the medical equipment, supplies, assistants, and facilities and marketing, accounting, administrative, billing, and collection services to operate the laser centers. All of the personnel at the centers are LightTouch-Ohio employees except for the physicians themselves.



         Vein & Laser Center, Inc. is an Ohio corporation. Colin C. Herd, M.D., a principal shareholder of the Company, is its president and sole shareholder. Under the terms of a Medical Director and Administrative Services Agreement entered into as of July 30, 1997, Vein & Laser has sole responsibility for all medical and professional matters relating to the operations of the medical practice and LightTouch-Ohio's laser center. Vein & Laser carries its own professional liability insurance coverage. LightTouch-Ohio is responsible for billing and collecting payments from patients, scheduling patient appointments, assisting with record keeping functions, and providing medical support staff. LightTouch-Ohio carries the property damage insurance protecting the center's premises and personal property located therein, as well as general liability insurance. Patients of the center are billed an amount which includes charges by Vein & Laser Center, as well as charges by LightTouch-Ohio. LightTouch-Ohio is obligated to pay Vein & Laser the amounts it collects on behalf of Vein & Laser. A minimum weekly amount is paid by LightTouch-Ohio to Vein & Laser and the parties reconcile the accounts after each calendar quarter. The guaranteed weekly minimum covers compensation for the physicians and physician's assistants (including Dr. Herd), malpractice insurance, continuing medical education and expenses. The initial term of the Agreement is ten years, with automatic renewals for five-year periods. Vein & Laser Center, Inc. currently has three physicians as employees, including Dr. Herd. The Agreement contains provisions to protect the proprietary information belonging to LightTouch-Ohio, as well as covenants by Vein & Laser Center not to compete during the term of the Agreement and for a period of three years following the termination of the Agreement.



         The South Carolina Medical Director and Administrative Services Agreement with Dr. Freiberger, entered into as of March 29, 2000, is for an initial term of ten years with automatic renewals for five-year periods. Dr. Freiberger is responsible for all medical and professional matters relating to the operations of the LightTouch-South Carolina's laser center and providing medical services for its patients. He is permitted to continue to operate and maintain a separate medical practice at LightTouch-South Carolina's center where he provides services under arrangements with insurers, health maintenance organizations, and other third-party payors. LightTouch-South

Carolina is responsible for patient relations (other than medical evaluation, diagnosis and treatment), billing and collecting payments from patients, assisting with record keeping functions, and providing medical support staff. LightTouch-South Carolina carries the property damage insurance protecting the center's premises and personal property located therein, as well as general liability insurance. Beginning April 1, 2000, Dr. Freiberger is to be paid all of the first $40,000 of cash flow received by LightTouch-South Carolina for the first 24 months, or for a longer period if the note to Dr. Freiberger has not been paid in full. See Item 2. Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources for a description of the note. All cash flow received LightTouch-South Carolina above $40,000 per month up to $55,000 per month during the 24-month period is to be retained by LightTouch-South Carolina. Monthly cash flow above $55,000 during this period is to be shared equally between Dr. Freiberger and LightTouch-South Carolina. After the initial 24-month period (or longer if the note has not been paid in full), Dr. Freiberger is to be paid a guaranteed minimum annual salary of $175,000 plus 50% of the cash flow of LightTouch-South Carolina. The Agreement contains provisions to protect the proprietary information belonging to LightTouch-South Carolina, as well as covenants by Dr. Freiberger not to compete during the term of the Agreement.



         The Company entered into a National Medical Director Agreement with Dr. Freiberger as of March 29, 2000. The initial term of the agreement ends April 1, 2001 and thereafter, the agreement automatically renews for additional five-year terms. Dr. Freiberger is to assume responsibility for the quality control and professionalism of the Company's centers on a national basis, with the authority to appoint local medical directors for each individual center. The Company is to be responsible for patient record keeping functions and assisting the Dr. Freiberger and medical directors of the centers with the implementation of quality assurance programs. The Company issued to Dr. Freiberger 124,224 shares of its Common Stock, valued at $500,000, as a bonus for entering into the agreement, and 447,205 shares of its Common Stock, valued at $1,800,000, for his performance during the initial term of the agreement. All of the shares are subject to forfeiture if Dr. Freiberger fails to perform substantially the duties of national medical director as set forth in the agreement.


SERVICES OFFERED

         LightTouch-Ohio and LightTouch-South Carolina offer the following types of aesthetic laser and cosmetic services:

         1. Cosmetic laser procedures (approximately 54% of sales) include facial resurfacing (removal of freckles, age spots, moles, warts, and birthmarks), laser treatment for scar improvement and stretch marks, laser hair removal, and laser tooth whitening.

         2. Vein treatments (approximately 28% of sales) refers to laser vein elimination to treat conditions such as spider veins.

         3.       Hair replacement (approximately 10% of sales)

         4. Body contouring (approximately 8% of sales) includes liposuction, body wraps, and therapeutic massage treatments.

         All of the services are rendered at the centers listed above.

         LightTouch-Ohio also operates a mobile laser service under the name Tri-State Mobile Laser Services, through which it offers mobile laser equipment services to physicians, hospitals and clinics within a 600-mile radius of Cincinnati.


MARKETING AND ADVERTISING

         The target market for aesthetic laser and cosmetic services is generally comprised of men and women between the ages of 35 and 55 who have discretionary income.

         The Company employs both in-house and outside marketing efforts, which include yellow page advertising, internal point of sale materials, and selected broadcast vehicles. In addition, an infomercial is currently being developed.


COMPETITION


         Management of the Company believes that cosmetic laser services will attract more competitors since this field is gaining in popularity and acceptance by consumers. Also, management believes that the cost of cosmetic lasers will decrease, enabling others to enter the market. There can be no assurance that the Company will be able to compete with others who will enter the market.



         Currently, LightTouch-Ohio and LightTouch-South Carolina compete with a few other centers in the greater Cincinnati and Charleston areas, respectively, which offer their full range of services. There are numerous other businesses that offer one or more of the services. Some businesses focus exclusively on one type of service, such as hair replacement centers, and other businesses offer a service as a complement to others. For example, many day spas offer body wraps and massage treatments in addition to beauty salon services.



PATENTS, TRADEMARKS, LICENSES, FRANCHISES



         The body wraps used by LightTouch-Ohio are used under a license agreement with VMM Enterprises, Inc., an unrelated third party. Under the terms of the License and Distribution Agreement dated August 26, 1998, LightTouch-Ohio was required to pay an initial fee of $9,950 in exchange for an exclusive license to use the body wrap products in the greater Cincinnati area.


GOVERNMENT APPROVALS AND REGULATION


         The practice of medicine is highly regulated, primarily by state regulatory authorities. The growing popularity of cosmetic laser procedures has attracted concern from regulatory authorities. While the American Board of Plastic Surgery requires a five-year surgical residency, anyone with a medical degree can perform cosmetic services. "Cosmetic services" refers to both surgical and non-surgical techniques, procedures or methods designed to correct or improve the physical appearance and attractiveness of patients. Further, many procedures are performed in offices rather than in hospitals. Should an emergency arise during the procedures, offices may not be equipped to handle the emergency. Lastly, authorities are concerned about the growing trend in multiple procedures, such as combining a face-lift with liposuction, which may keep patients on a surgical table too long, putting them at risk for complications. Certain states have initiated stricter regulations for in-office surgeries. Management of the Company is not aware of any stricter regulations being considered in the States of Ohio or South Carolina. However, there can be no assurance that stricter regulations will not be enacted in the future, impairing the Company's business.


EMPLOYEES


         As of April 30, 2000, the Company, through LightTouch-Ohio and LightTouch-South Carolina had 36 employees, 32 of which were full-time. These employees perform the following types of functions: administration (3 employees), sales/patient education (7 employees), clerical (10 employees), aesthetician (1 employee), laser technology (4 employees), medical support staff (9 employees), and massage therapy/endermologie (2 employees).



         LightTouch-Ohio and LightTouch-South Carolina have employment agreements with their employees that contain provisions relating to the nondisclosure of company trade secrets and confidential information and non-competition after termination. During the two-year period following termination of employment, employees agree not to hire other employees of LightTouch-Ohio or LightTouch-South Carolina, solicit any business of LightTouch-Ohio or LightTouch-South Carolina, or engage in any business that competes with LightTouch-Ohio or LightTouch-South Carolina anywhere within 200 miles of any LightTouch location. LightTouch-Ohio has initiated legal proceedings against former employees to enforce the provisions of employment contracts. See Part II - Item 2. Legal Proceedings. The agreements with Vein & Laser Center, Inc. and Dr. Freiberger contain similar non-compete/non-solicitation provisions.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


         The Company was formerly a shell company known as Strachan, Inc. Prior to the transaction with LightTouch-Ohio, Strachan had 33 shareholders, 750,002 outstanding shares of Common Stock, and nominal assets and liabilities. Strachan had been approved for listing on the OTC Bulletin Board. Management of LightTouch-Ohio desired the business combination with Strachan because it was believed that Strachan's public trading market for its shares would facilitate the future growth of LightTouch.



         Strachan issued 6,750,000 shares of its Common Stock to the shareholders of LightTouch-Ohio in exchange for 100% of their shares in LightTouch-Ohio. As a result, LightTouch-Ohio became a wholly-owned subsidiary of Strachan. Immediately after the transaction, the former shareholders of LightTouch-Ohio owned 90% of the issued and outstanding shares of Strachan.



         The acquisition of LightTouch-Ohio effective October 1, 1999 has been accounted for as a reverse acquisition with LightTouch-Ohio being the deemed acquiror for accounting purposes. The transaction has been accounted for as the issuance of shares by LightTouch-Ohio for the net assets of Strachan. Accordingly, the financial statements included with this registration statement reflect the financial position, results of operations, and cash flows of LightTouch-Ohio from August 1, 1997, consolidated with those of Strachan from October 1, 1999.




         As of March 31, 2000, the Company completed its acquisition of a cosmetic laser center in Charleston, South Carolina. This acquisition was made through the issuance of a non-interest bearing note in the amount of $700,000. Accounts receivable of $69,125, property and equipment of $401,529, intangible assets of $227,221, and other assets of $3,526 were acquired and accounts payable of $92,102 and capital leases of $13,543 were assumed. The statement of operations for the three months ended March 31, 2000 was not affected and do not reflect the operations of the acquired center because the acquisition was accounted for as a purchase at the end of the quarter.



         The Company's fiscal year end is December 31. The following is a summary of certain selected financial information based on the unaudited financial statements as of and for the three months ended March 31, 2000 and the audited financial statements as of and for the years ended December 31, 1999 and 1998, and as of and for the period from August 1, 1997 to December 31, 1997. Reference should be made to the financial statements attached to this registration statement to put the following summary in context.




BALANCE SHEET DATA:

                                                   MARCH 31,
                                                     2000
                                                  (Unaudited)            1999             1998              1997
Working capital (deficiency)                     $   (171,474)      $  (123,183)      $  (185,196)     $  (223,327)
Long-term debt                                        673,499                 0            86,297                0
Total assets                                        1,017,032           164,704           129,170           63,995
Shareholders' (deficiency)                               (289)          (18,891)         (219,169)        (182,381)



STATEMENT OF OPERATIONS DATA


                                                                                                         August 1,
                                      Three Months Ended                       Year Ended                 1997 to
                                           March 31,                          December 31,              December 31,
                                     2000             1999              1999              1998              1997
Net sales                        $   638,408      $   591,784       $ 2,389,960       $ 1,830,128      $   609,880
(Loss) from operations               (16,850)         (83,410)         (277,761)          (81,797)        (267,381)
Net (loss)                            15,395         (126,260)         (351,277)         (207,788)        (272,381)




RESULTS OF OPERATIONS

         FISCAL YEARS. LightTouch-Ohio has experienced increased sales since it began operations in August 1997. Net sales have increased from $609,880 in fiscal 1997 to $1,830,128 in 1998 and $2,389,960 in 1999. Management believes that the increase in sales from 1997 to 1998 of approximately 200% was due to the fact that 1998 was a full twelve months of operation and also to an increase in sales staff (one in 1997 as compared to two in 1998). The 8.3% increase in revenues from cosmetic laser services from $1,830,128 in 1998 to $1,982,113 in 1999 was due to more experienced sales personnel and expanding the kinds of services offered to patients. During 1999, LightTouch-Ohio introduced therapeutic massage (for body contouring), tooth whitening laser treatments, and power facial peel treatments.



         While LightTouch-Ohio has not specifically tracked the number of procedures performed, based on dividing the average procedure cost into revenues, management estimates that in 1998, 849 procedures were performed, as compared to 919 in 1999. The following table sets forth management's estimate of the number of procedures performed, using the categories of procedures (explained above in Part I - Item 1. Description of Business Services Offered):

                                                           NUMBER OF PROCEDURES PERFORMED

TYPE OF PROCEDURE                             1999                         1998                         1997
Cosmetic laser procedures                      431                          398                          132
Vein treatments                                338                          312                          104
Hair replacement                                99                           92                           30
Body sculpting                                  51                           47                           16
TOTAL                                          919                          849                          282



         Approximately 10% of revenues from cosmetic laser services was due to repeat patients. Management believes that patients get comfortable with the concept of cosmetic procedures and have more procedures performed as time progresses. Also, management believes that there is an increasing societal acceptance of cosmetic procedures. In addition, LightTouch-Ohio added laser sales and service as another revenue stream in fiscal 1999. Such revenues were 17% of total net sales.



         While sales revenues are increasing, losses from operations and net losses are fluctuating with each year. The loss from operations decreased from $267,381 in 1997 to $81,797 in 1998, but increased to $277,761 in 1999. The net loss decreased from $272,281 in 1997 to $207,788 in 1998, but increased to $351,277 in 1999. In 1997, cost of sales and general and administrative expenses were 80% and 64% of revenues, respectively. In 1998, cost of sales and general and administrative expenses were 56% and 48% of revenues, respectively. Management believes that the improvement in 1998 was due to the negotiation of a significant reduction of a royalty payment on a hair removal laser, as well as the ability of the Company to spread certain fixed costs over a larger sales revenue base. In 1999, cost of sales and general and administrative expenses were 69% and 43% of revenues, respectively. As a percentage of revenues, cost of sales increased in 1999 due to the addition of its mobile laser service, as well as the acquisition of other laser equipment. The mobile laser sales and service segment is presently breaking even. In 1999, general and administrative expenses decreased as a percentage of revenues, but increased by 15% over 1998 amounts due to the costs of the reverse acquisition transaction, and the costs of becoming a public company.



         INTERIM PERIODS. LightTouch-Ohio experienced a respectable same store sales increase of 7.88% in the first quarter of 2000. Sales increased at the Company's flagship location in Cincinnati, Ohio from $591,784 in the first three months of 1999 to $638,408 in 2000. Management believes that the increase in sales from 1999 to 2000 reflects a growing demand for the Company's products and services offered to patients. The Company expects revenues to continue to increase on a same store basis due to greater awareness of the Company's products and services in the public market. Management believes that the market awareness of products and services offered by the Company is less than five percent of the target market.



         As a result of increasing revenues and improved cost management, LightTouch-Ohio improved its gross profit for the quarter ended March 31, 2000. Gross profit increased from $143,429 for the three months ended March 31, 1999 to $313,577 for the quarter ending March 31, 2000, a 118% increase. In addition to a significant improvement in gross profit, LightTouch-Ohio experienced a significant improvement in net income as a result of improved operational performance. Management is pleased to report its first quarterly profit of $15,395 for the quarter ended March 31, 2000. This is a significant improvement over the first quarter of 1999, which reported a loss of $126,260. Management does not believe it will continue to report quarterly profits as it begins to focus on its acquisition strategy over the next several years, but does believe it will begin to see the benefits of its growth in the number of centers it owns through improved operating efficiencies.



         REMAINDER OF FISCAL YEAR. Management is anticipating that sales revenues will continue to grow with the acquisition of more centers. Further, while the Company engages in acquisitions of existing practices, it is anticipated that general and administrative expenses will not decrease due to the addition of corporate infrastructure to support this growth. Also, cost of sales is anticipated to be higher immediately after acquisitions due to increased sales and marketing efforts to the public. There can be no assurance that the Company will be profitable. The Company only recently began operations in August 1997 and it is engaging in a business industry that is also relatively new.


LIQUIDITY AND CAPITAL RESOURCES


         At December 31, 1999, the Company had a working capital deficiency of $123,183, as compared to a working capital deficiency of $185,196 at December 31, 1998. At March 31, 2000, the Company had a working capital deficiency of $171,474. The deficiency increased at March 31, 2000 partially as a result of the South Carolina acquisition. While accounts receivable of $69,125 was acquired, accounts payable of $92,102 was assumed. The deficiency at March 31, 2000 is being addressed through the sources of liquidity described below: sales of equity, loans, lease financing, and internally generated cash flow.



         SALES OF EQUITY. Since August 1997, LightTouch-Ohio has been financed primarily through the sale of stock and loans from its officers. Proceeds from the sale of stock were $172,000 and $200,000 during the years ended December 31, 1998 and 1999, respectively. No sales of equity occurred during the three months ended March 31, 2000. The Company is currently offering shares of its Common Stock in a private placement. As of May 25, 2000, 51,000 shares had been sold for gross proceeds of $153,000. The proceeds are to be used for general corporate purposes, marketing, and advertising.



         LOANS. Proceeds from the issuance of debt were $364,129 and $100,000 during the years ended December 31, 1998 and 1999, respectively. No borrowing for working capital occurred during the three months ended March 31, 2000. The Company is currently in negotiations to secure a line of credit with several large banks. The Company currently has verbal indications of interest from several local banks and management believes that it will be successful in securing a line of credit of $500,000 to $1,000,000 sometime during the current fiscal year.



         The acquisition of the South Carolina center was made through the issuance of a non-interest bearing note in the amount of $700,000. Repayment of the note is based on the achievement of that center meeting certain cash flow objectives. If the center maintains a cash flow of not less than $400,000 for the twelve months ended December 31, 2000, $200,000 shall be paid on the note by March 29, 2001, and $500,000 shall be paid by March 29, 2002. If such cash flow is not maintained, the note automatically renews for successive twelve-month periods until the required cash flow is attained.



         LEASE FINANCING. The Company has been able to finance most of its capital equipment needs through lease financing from affiliated parties. Although there are no written obligations or guarantees, management believes that this source of financing will continue to be available to the Company on an as-needed basis. As the Company grows, management hopes that it will be able to attract institutional lenders to meet the needs of future capital equipment. Management believes that equipment manufacturers are interest in financing future equipment purchases as a marketing tool to sell future equipment and competing technology equipment.



         INTERNALLY GENERATED CASH FLOW. During the past twelve months, the Company has focused its efforts on restructuring its debt and other obligations. At December 31, 1998 and 1999, amounts owed to related parties were $249,140 and $-0-, respectively. The improvement was due large part to the conversion of $300,000 in debt to equity by Gregory F. Martini, the sole officer and director and a principal shareholder of the Company. See Part I - Item 7. Certain Relationships and Related Transactions. Management estimates that this conversion of debt into equity saved the Company approximately $21,000 per month of principal and interest payments. LightTouch-Ohio also renegotiated the payment terms of various lease agreements with Intram Investment Corporation, a company owned and controlled by Mr. Martini, resulting in estimated savings of $9,500 per month. In addition, Dr. Herd agreed in late 1999 to reduce his compensation from $250,000 to $100,000 per year. This reduction is estimated to result in savings of approximately $12,500 per month. Total monthly cash flow is estimated to increase by approximately $43,000 per month due to these restructuring transactions.



         In addition to the improvement in cash flow due to debt restructuring, LightTouch-Ohio sold shares for gross proceeds of $200,000 during the 1999 fiscal year.


         Management is not aware of any known trends, events, or uncertainties that could have a material impact on the Company's short-term or long-term liquidity. Management expects to address any future liquidity needs through the issuance of debt and/or equity securities, bank loans, loans from shareholders, and lease financing of equipment. There can be no assurance that any such financing will be available when needed and on terms favorable to the Company. At this time, the Company does not have any material commitments for capital expenditures.

PLAN OF OPERATION


         The Company proposes to grow by acquiring established facilities that have an existing physician with experience in laser and vein treatments, a cosmetic orientation towards the practice, break-even or profitable operations, and a strong interest in having an ownership interest in the Company. Management believes that it can build strong brand name recognition for centers and create operating efficiencies through economies of scale.


ITEM 3.  DESCRIPTION OF PROPERTY.

         Neither the Company nor its subsidiaries own any real property. LightTouch-Ohio leases approximately 6,000 square feet of medical office space in Cincinnati, Ohio, from Intram Investment Corporation, a stockholder of the Company. The lease expires July 31, 2007, and requires monthly lease payments of $10,000, adjusted each August 1. The base rent is currently $10,000 per month. See Part I - Item 7. Certain Relationships and Related Transactions.



         LightTouch-South Carolina assumed the lease for approximately 5,440 square fee of medical office space at 29 Gamecock Avenue, Charleston, South Carolina, which is made with an unaffiliated third party. The lease expires November 30, 2005, and requires monthly lease payments of $6,695, increasing 3% on October 1, 2000 and October 1, 2001, and 3.5% annually thereafter.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of May 31, 2000:

NAME AND ADDRESS OF OWNER                               NUMBER OF SHARES OWNED            PERCENT OF CLASS (1)<F1>
Gregory F. Martini                                         2,965,057 (2)<F2>(3)<F3>              36.50%

Colin C. Herd, M.D.                                        2,628,129 (3)<F3>(4)<F4>              32.36%

Harley F. Freiberger, M.D.                                    571,429 (5)<F5>                     7.04%

                                       8


NAME AND ADDRESS OF OWNER                               NUMBER OF SHARES OWNED            PERCENT OF CLASS (1)<F1>

Wayne Perrone                                                   134,775                           1.7%

Officers and Directors as a group                          3,671,261 (2)<F2>(5)<F5>              45.20%
--------------------------------------------------------------------------------------------------------------

(1)<F1>  This table is based on 8,122,431 shares of Common Stock outstanding on May 31, 2000.

(2)<F2> Includes 134,775 shares owned of record by Intram Investment Corporation, a company owned and controlled by Mr. Martini, and 2,830,282 shares owned of record by Plymouth Partners, LP, a Delaware limited partnership. Mr. Martini is the president of the corporate general partner of Plymouth Partners, LP.

(3)<F3> Mr. Martini and Dr. Herd may be deemed to be the "parents" of the Company within the meaning of the rules and regulations under federal securities laws.

(4)<F4>  Includes 202,164 shares owned of record by various trusts for Dr. Herd's children for which his wife serves as trustee.

(5)<F5> Up to 447,205 of these shares are subject to forfeiture under the terms of the National Medical Director Agreement. See Item 1. Description of Business.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The officers and directors of the Company are as follows:

NAME                                       AGE              POSITION

Gregory F. Martini                         38               President, Secretary, Treasurer, and Director
Harley F. Freiberger, M.D.                 48               National Medical Director
Wayne Perrone                              46               Vice President/Chief Operating Officer

         The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. No date for the next annual meeting of stockholders is specified in the Company's Bylaws, and no meeting date has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.


         GREGORY F. MARTINI has been the sole officer and director of the Company since January 20, 1999. He has been the Treasurer, and a director of LightTouch-Ohio since its inception in March 1997, and was the President from March 1997 to December 1999. In December 1999, he took on the positions of Chief Executive Officer and Chief Financial Officer for LightTouch-Ohio. He has also been the president and a director of Intram Investment Corporation, a private corporation located in Union, Kentucky, which renders investment advice to individuals and firms. From May 1996 to June 1998, Mr. Martini was the managing director and head of high yield capital markets for Union Bank of Switzerland, New York, New York. He was employed by Citicorp Securities, Inc., New York, New York, in a similar capacity from June 1993 to April 1995. While at Citicorp he was responsible for 30 professionals in sales, research, and trading, and managed over $250 million of inventory in high yield securities. From October 1989 to September 1991, he was a managing director at BT Securities, New York, New York, where he had responsibility for managing that firm's high yield debt securities. Mr. Martini was vice president, high yield securities for Salomon Brothers, New York, New York, from April 1986 to October 1989. From June 1983 to April 1986, he was a portfolio manager of fixed income securities for Union Central Life Insurance Co., Cincinnati, Ohio. Mr. Martini received a bachelor's degree in finance and accounting from Xavier University in Cincinnati, Ohio, in 1984, and received his designation as a chartered financial analyst (CFA) in 1987.

         Mr. Martini may be deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under federal securities laws.



         DR. HARLEY F. FREIBERGER has been the National Medical Director of the Company since March 29, 2000. In addition, he has served as Medical Director and President of LightTouch-South Carolina since March 29, 2000. Dr. Freiberger was engaged in his private practice, Charleston Dermatology & Cosmetic Surgery Center, from 1983 until its acquisition by LightTouch-South Carolina in March 2000. He has been a pioneer in the use of lasers for cosmetic procedures and developed the technique known as "Dual Laser Blepharophasty," hailed as a breakthrough in Dermatologic Surgery by the American Society of Dermatologic Surgery in 1998. Dr. Freiberger received his Bachelor of Science degree in 1974 and his medical degree in 1978 from Duke University School of Medicine, where he also served a research fellowship at the Dermatologic Research Laboratories. Dr. Freiberger performed his graduate training internship in internal medicine at the Medical University of South Carolina, as well as his residency in internal medicine and dermatology, from 1979 to 1982. Dr. Freiberger is board certified by the American Board of Dermatology, American Society for Mohs Micrographic Surgery and Cutaneous Oncology, American Board of Cosmetic Surgery, and board eligible by the American Board of Internal Medicine. He was elected and served as President of the American Society for Mohs Surgery from 1996 to 1997. Dr. Freiberger is active as a regular speaker, presenter, and educator at clinical and scientific meetings and workshops nationally.



         WAYNE PERRONE has been the Chief Operating Officer of the Company since April 2000. Mr. Perrone has been with Restaurant Management, Inc., a private company based in Cincinnati, Ohio, which owns and operates 65 Arby's locations in Ohio, Kentucky, Indiana, Tennessee, and Georgia. He has served in various capacities since 1983: Vice President Marketing (1983-1984), Chief Executive Officer (1985-1994), President and Chief Executive Officer (1995-1998), and Chairman (1998 to the present). From 1993 to 1999, he was director of Mid South Restaurants, Inc., a private company based in Atlanta, Georgia, which owns and operates 15 Arby's locations in Georgia and Alabama. Since 1996, Mr. Perrone has also been a limited partner in the Pittsburgh Pirates Baseball Club.


KEY EMPLOYEES

         DR. COLIN C. HERD has been the Secretary and a director of LightTouch-Ohio since July 1997, and the President since December 1999. In addition, he serves as the Medical Director of LightTouch-Ohio. Dr. Herd founded The Vein and Laser Center of Cincinnati in July 1996. He was the first in the Cincinnati area to perform laser facial rejuvenation procedures. Dr. Herd received his Bachelor of Science degree in 1979 and his medical degree in 1983 from the University of Toronto. Originally starting practice in primary care, including an extensive amount of obstetrics, he later focused on sclerotherapy, a non-surgical treatment for problem veins, and laser treatment for veins. In 1994, he became a member and fellow of the American Society for Lasers in Medicine and Surgery, which is dedicated to education in laser applications. From 1990 to 1993, Dr. Herd worked as an assistant and preceptor in a center that exclusively performed hair transplants. He began performing hair transplants on his own in 1993.



ITEM 6.  EXECUTIVE COMPENSATION.

         Mr. Martini is serving without any compensation.


         The Company does not pay compensation to its director, nor does the Company compensate its director for attendance at meetings. The Company does reimburse the director for reasonable expenses incurred during the course of his performance.



         LightTouch-Ohio has entered into a Medical Director and Administrative Services Agreement with Vein & Laser Center, Inc., an Ohio corporation owned solely by Dr. Colin C. Herd. Pursuant to the terms of the Agreement, Vein & Laser Center, Inc. is to be paid a guaranteed weekly minimum of $9,500, which covers compensation for the physicians and physicians assistants (including Dr.
Herd), malpractice insurance, continuing medical education and expenses. Dr. Herd's minimum compensation was $5,000 per week (or $250,000 per year). Dr. Herd agreed verbally in late 1999 to reduce his compensation from $250,000 to $100,000 per year and to reduce the weekly minimum payments to Vein & Laser Center to $5,000. For the years ended 1998 and 1999, Dr. Herd was paid $70,000 and $59,564, respectively, by LightTouch-Ohio for non-medical services rendered to LightTouch-Ohio.



         LightTouch-South Carolina entered into a Medical Director and Administrative Services Agreement with Dr. Harley F. Freiberger as of March 29, 2000. Pursuant to the terms of that Agreement, beginning April 1, 2000, Dr. Freiberger is to be paid all of the first $40,000 of cash flow received by LightTouch-South Carolina for the first 24 months, or for a longer period if the note to Dr. Freiberger has not been paid in full. See Item 2. Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources for a description of the note. All cash flow received LightTouch-South Carolina above $40,000 per month up to $55,000 per month during the 24-month period is to be retained by LightTouch-South Carolina. Monthly cash flow above $55,000 during this period is to be shared equally between Dr. Freiberger and LightTouch-South Carolina. After the initial 24-month period (or longer if the note has not been paid in full), Dr. Freiberger is to be paid a guaranteed minimum annual salary of $175,000 plus 50% of the cash flow of LightTouch-South Carolina.



         The Company has entered into a National Medical Director Agreement with Dr. Freiberger as of March 29, 2000. Pursuant to the terms of that agreement, the Company issued to Dr. Freiberger 124,224 shares of its Common Stock, valued at $500,000, as a bonus for entering into the agreement, and 447,205 shares of its Common Stock, valued at $1,800,000, for his performance during the initial term of the agreement. All of the shares are subject o forfeiture if Dr. Freiberger fails to perform substantially the duties of national medical director as set forth in the agreement.



         Pursuant to the agreement with Wayne Perrone, he is to be paid an annual salary of $20,000 for the twelve months ended June 30,2001 and a bonus ranging from $20,000 to $80,000 if the Company's stock should trade for a five-day period at prices exceeding $6.00 or more. For the twelve months ended June 30, 2002, his annual salary increases to $100,000 (or $125,000 if the Company's stock closes on any five-day trading period at a minimum bid of $10.00) and his bonus ranges from $40,000 to $80,000 if the Company's stock should trade for a five-day period at $10.00 or more. For the twelve months ended June 30, 2003, his annual salary will be $105,000 (or $150,000 if the Company's stock closes on any five-day trading period at a minimum bid of $13.00 and $180,000 if the stock closes at a minimum bid of $16.00) and his bonus ranges from $40,000 to $250,000 if the Company's stock should trade for a five-day period at $13.00 or more. The Company has also committed to pay Mr. Perrone salary for 13 weeks if the Company is sold and salary for 26 weeks if his employment is terminated for any reason other than the sale of the Company or his failure to perform his duties to the Company. He is to receive an option to purchase up to 134,000 shares of the Company's common stock at subject to the approval of his financial advisors and counsel for the Company.


STOCK OPTION PLAN

         On October 4, 1999, the shareholders adopted the 1999 Stock Option Plan, which provides for the granting of both incentive stock options and non-qualified options to eligible employees, officers, and directors. Initially, 750,000 shares of common stock were reserved for issuance pursuant to the exercise of stock options under this plan. The plan is administered by the board of directors.

         Each option granted under the plan will be evidenced by a written option agreement between the Company and the optionee. Incentive stock options may be granted only to employees as defined by the Internal Revenue Code. The option price of any incentive stock option may not be less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted under the plan to a person owning more than 10% of the total combined voting power of the common stock will have an option price of not less than 110% of the fair market value per share on the date of grant of the incentive stock option. The exercise period of options granted under the plan may not exceed ten years from the date of grant thereof. Incentive stock options granted to a person owning more than 10% of the total combined voting power of the common stock cannot be exercisable for no more than five years. No portion of any option will be exercisable prior to the first anniversary of the grant date.

         An option may not be exercised unless the optionee then is an employee, officer, or director of the company or its subsidiaries, and unless the optionee has remained continuously as an employee, officer, or director of the company since the date of grant of the option. If the optionee ceases to be an employee, officer, or director of the company or any subsidiary other than by reason of death, disability, retirement, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate 90 days after the date the optionee ceases to be an employee, officer, or director. All options, which are not vested to an optionee, under the conditions stated in this paragraph for which employment ceases, will immediately terminate on the date the optionee ceases employment or association.

         As of December 31, 1999, 145,000 incentive stock options and 25,000 non-qualified options had been granted. Of the incentive stock options, at December 31, 1999, 40,000 are vested, 21,000 will vest in December 2000, 42,000 will vest in December 2001, 21,000 will vest in December 2002, and 21,000 will vest in December 2003. All of the non-qualified options are vested as of December 31, 1999. All of the options are exercisable at $0.74 per share and expire in December 2006. None of the options was granted to an officer or director of the Company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         Vein & Laser Center, Inc. is an Ohio corporation. Colin C. Herd, M.D., a principal shareholder of the Company, is its president and sole shareholder. Under the terms of a Medical Director and Administrative Services Agreement entered into as of July 30, 1997, Vein & Laser has sole responsibility for all medical and professional matters relating to the operations of the medical practice and LightTouch-Ohio's laser center. LightTouch-Ohio is responsible for billing and collecting payments from patients, scheduling patient appointments, assisting with record keeping functions, and providing medical support staff. LightTouch-Ohio is obligated to pay Vein & Laser the amounts it collects on behalf of Vein & Laser. A minimum weekly amount is paid by LightTouch-Ohio to Vein & Laser, including compensation of $5,000 per week for Dr. Herd, and the parties reconcile the accounts after each calendar quarter. For the years ended December 31, 1998 and 1999, LightTouch-Ohio paid Vein & Laser Center $399,668 and $333,800, respectively.



         From July 30, 1997 through November 12, 1998, Gregory F. Martini and Dr. Colin C. Herd each purchased 1,260 shares of LightTouch-Ohio common stock for $126,000. Each exchanged his 1,260 LightTouch-Ohio shares for 2,830,283 shares of the Company's Common Stock in the Share Exchange.



         On July 30, 1997, LightTouch-Ohio entered into a Lease Agreement with Intram Investment Corporation for its office space, a company which is owned and controlled by Gregory F. Martini, an officer, director, and principal stockholder of LightTouch-Ohio and the Company. The lease expires July 30, 2007. On January 16, 1998, the agreement was modified to require weekly payments of $2,307.69 beginning February 6, 1998. Rent paid under the lease for the period August 1, 1997 to December 31, 1997 was $55,000. Rent paid for the years ended December 31, 1998 and 1999 were $132,000 and $122,307, respectively.



         On August 22, 1997, LightTouch-Ohio entered into a Lease Agreement with Intram Investment Corporation for laser equipment. The lease was for a term of 36 months commencing September 1, 1997, and required base rent of $269,802.72, payable in equal monthly installments of $7,494.52. LightTouch-Ohio is responsible for the costs of maintenance and insurance. On January 18, 1998, the Agreement was modified to require weekly payments of $1,729.50 beginning February 6, 1998. Effective July 15, 1999, the Agreement was further modified to require weekly payments of $1,018.33.



         On September 26, 1997, LightTouch-Ohio borrowed $25,000 from Gregory F. Martini. The promissory note, which was executed by the LightTouch-Ohio and Dr. Colin C. Herd, required 11 payments of $2,500. The note was paid in full on May 26, 1998.



         On January 20, 1998, LightTouch-Ohio borrowed $250,000 from Intram Investment Corporation with interest at 13% per annum. Payments were to be made in weekly installments of $5,018.53 beginning February 6, 1998. Dr. Colin C. Herd personally guaranteed payment of $125,000 of the amount and pledged 1,260 shares of LightTouch-Ohio common stock as collateral. On December 18, 1998, the due date of the note was extended to May 12, 2000. On December 31, 1998, Intram transferred the note to Gregory R. Martini. On July 7, 1999, 120 shares of LightTouch-Ohio common stock were issued to Gregory F. Martini as payment of the outstanding principal balance and accrued interest in the amount of $200,000. These shares were later exchanged for 269,550 shares of the Company's Common Stock in the Share Exchange.



         On July 31, 1998, LightTouch-Ohio entered into a Lease Agreement with Intram Investment Corporation for liposuction equipment and computer software. The lease was for a term of 24 months commencing August 1, 1998, and required base rent of $17,552.88, payable in equal monthly installments of $884.57. LightTouch-Ohio is responsible for the costs of maintenance and insurance. Effective July 15, 1999, the Agreement was modified to require monthly payments of $1.00.



         On August 24, 1998, Intram Investment Corporation loaned
LightTouch-Ohio $15,000 with interest at 10% per annum. Payments were to be made in weekly installments of $3,000 beginning September 4, 1998. This loan has been paid. On September 10, 1998, Gregory F. Martini loaned LightTouch-Ohio $15,000 on the same terms. This loan has also been paid.



         On September 1, 1998, Intram Investment Corporation loaned LightTouch-Ohio $17,013.93. The promissory note required weekly payments of $5,018.53 beginning August 7, 1999. This loan has been paid.



         On September 4, 1998, Intram Investment Corporation loaned LightTouch-Ohio $30,000. The promissory note required weekly payments of $5,018.53 beginning September 24, 1999. This loan has been paid.



         On October 23, 1998, LightTouch-Ohio entered into a Lease Agreement with Intram Investment Corporation for laser equipment and computer software. The lease was for a term of 30 months commencing October 30, 1998, and required base rent of $111,633.90, payable in equal weekly installments of $917.30. LightTouch-Ohio is responsible for the costs of maintenance, taxes, and insurance.



         On November 12, 1998, Intram Investment Corporation loaned LightTouch-Ohio $25,000. The promissory note required 11 bi-weekly payments of $2,500 beginning November 28, 1998. Dr. Colin C. Herd was a co-maker of this note. This loan has been paid.



         On January 8, 1999, Intram Investment Corporation loaned LightTouch-Ohio $50,000 with interest at 3% per month. Dr. Colin C. Herd, an officer and director of LightTouch-Ohio, personally guaranteed payment of $25,000 of the amount. On January 28, 1999, Intram loaned another $50,000 with interest at 3% per month. Dr. Herd also personally guaranteed payment of $25,000 of this amount. On July 7, 1999, 60 shares of LightTouch-Ohio common stock were issued to Intram as payment of the loans in the amount of $100,000. These shares were later exchanged for 134,775 shares of the Company's Common Stock in the Share Exchange.



         On February 19, 1999, LightTouch-Ohio entered into a Lease Agreement with Intram Investment Corporation for two vehicles. The lease was for a term of 12 months commencing March 1, 1999, and required base rent of $24,911.28 payable in 12 equal monthly installments of $2,075.94. LightTouch-Ohio is responsible for the costs of maintenance and insurance on the vehicles.



         On March 31, 1999, LightTouch-Ohio entered into a Lease Agreement with Gregory R. Martini for the lease of computer equipment on a month-to-month basis. The lease requires payment of $100 per month.



         On April 1, 1999, LightTouch-Ohio entered into a Lease Agreement with Intram Investment Corporation for laser equipment and a vehicle. The lease was for a term of 24 months beginning April 16, 1999, and required base rent of $77,040.08, payable in equal weekly installments of $740.77. LightTouch-Ohio is responsible for the costs of maintenance, insurance, and licensing.



         On May 1, 1999, LightTouch-Ohio purchased equipment consisting of a power chair, surgical lamps, miscellaneous office supplies, aesthetician set-up, an autoclave, a smoke evacuator and stools from Intram Investment Corporation for $15,725. Intram had purchased the equipment from another laser center on March 9, 1999.


         Lease expenses paid to Intram Investment Corporation and Gregory F. Martini were $349,000 and $111,000 in 1999 and 1998, respectively.

         In April 2000, the Company sold 51,000 shares of Common Stock at $3.00 per share for total proceeds of $153,000 to 3 accredited investors in a private placement. Each of the purchasers also received an option to purchase up to 10,000 shares of Common Stock from Plymouth Partners, LP, an entity controlled by Gregory F.
Martini, at $1.00 per share.



ITEM 8.  DESCRIPTION OF SECURITIES.


         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, each with $0.001 par value per share, and 25,000,000 shares of Preferred Stock, each with $0.001 par value per share. As of May 31, 2000, 8,122,431shares of Common Stock are issued and outstanding. No shares of Preferred Stock are issued or outstanding.


COMMON STOCK

         Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

         Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

         Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

         The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

         The registrar and transfer agent for the Company's Common Stock is Interwest Stock Transfer, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 89117.

PREFERRED STOCK

         The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock. The Board of Directors has not issued nor established a series of Preferred Stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


         The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ. The Company's Common Stock was quoted on the OTC Bulletin Board from December 3, 1999 to April 5, 2000, and has been trading in the "Pink Sheets" since April 6, 2000. The Common Stock has been trading under the symbol "LTVL" since December 1999. The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

FISCAL QUARTER ENDED                                                 HIGH BID                     LOW BID

December 31, 1999                                                     $3.00                        $1.06
March 31, 2000                                                        $4.63                        $3.25




         On May 22, 2000, the closing price for the Common Stock was $3.50.


         As of December 31, 1999 there were 47 record holders of the Company's Common Stock. Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.


ITEM 2.  LEGAL PROCEEDINGS.


         From August 31, 1999 to October 18, 1999, LightTouch-Ohio filed four suits in the Court of Common Pleas for Hamilton County, Ohio. Each of the suits is against former employees of LightTouch-Ohio and alleges breach of the non-compete clause of the former employee's employment contract with LightTouch-Ohio. Most of the suits also allege intentional interference with the employment contract against the current employers of the former employees. To recover money damages from the defendants, LightTouch-Ohio will have to prove that the employment contract provision was breached and a dollar amount in loss of business that it suffered as a result. LightTouch-Ohio will not be able to recover its attorney fees even if it is successful in these suits.



         1. Filed August 31, 1999 against Michelle Hoffman nka Michelle Barnes, Tina Cluxton, and Radiant Laser and Hair Removal, Inc. LightTouch-Ohio seeks injunctive relief and a judgment of $250,000 against each of Michelle Hoffman and Tina Cluxton for breach of the non-compete clause; judgment in the amount of $1,000,000 against Michelle Hoffman and Tina Cluxton for conversion of a patient list and procedures manual; judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Radiant Laser and Hair Removal for intentional interference with LightTouch-Ohio's employment contract; judgment against Michelle Hoffman for $4,275 in actual damages and $500,000 in punitive damages for failing to provide the means by which LightTouch-Ohio could properly charge patients for treatment; and judgment against Tina Cluxton for $37,550 in actual damages and $1,000,000 in punitive damages for failing to provide the means by which LightTouch-Ohio could properly charge patients for treatment. As of May 31, 2000, no trial date had been set. The proceedings are still in the discovery stage. A pre-trial conference is scheduled for June 13, 2000.



         2. Filed August 31, 1999 against Karen M. Miller and Joseph C. Russell, M.D. dba Anderson Cosmetic Hair & Vein Center. LightTouch-Ohio seeks injunctive relief and a judgment of $250,000 against Karen Miller for breach of the non-compete clause; judgment of $250,000 against Karen Miller for disclosure of LightTouch-Ohio's confidential information; judgment in the amount of $1,000,000 against Karen Miller for conversion of a patient list; and judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Dr. Russell for intentional interference with LightTouch-Ohio's employment contract. At the pre-trial conference held May 31, 2000, trial was scheduled for January 2001. The proceedings are still in the discovery stage.



         3. Filed August 31, 1999 against Cathy A. Miller and Michael Leadbetter, M.D. dba The Plastic Surgery Group, Inc. LightTouch-Ohio had sought injunctive relief and a judgment of $250,000 against Cathy Miller for breach of the non-compete clause; judgment of $250,000 against Cathy Miller for disclosure of LightTouch-Ohio's confidential information; judgment in the amount of $1,000,000 against Cathy Miller for conversion of a patient list; and judgment in the amount of $250,000 for actual damages and $1,000,000 for punitive damages against Dr. Leadbetter for intentional interference with LightTouch-Ohio's employment contract. As of January 31, 2000, this had been dismissed by LightTouch-Ohio.

         4. Filed October 18, 1999 against Lisa Bowcock. LightTouch-Ohio seeks injunctive relief, a judgment of $250,000 for breach of the non-compete clause, and a judgment of $250,000 for disclosure of LightTouch-Ohio's confidential information. A trial date of August 28, 2000 has been scheduled for this case.



ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


         In December 1999, the Company engaged Clark, Schaefer, Hackett & Co. to audit its financial statements for the fiscal year ended December 31, 1999. The decision to engage Clark, Schaefer, Hackett & Co. was approved by the Company's board of directors. Clark, Schaefer, Hackett & Co. was not consulted by the Company prior to its engagement.



         Wiener, Goodman & Company, P.C. audited the Company's financial statements for the fiscal years ended December 31, 1998 and 1997. The report of Wiener, Goodman & Company, P.C. on the financial statements did not contain an adverse opinion or a disclaimer of an opinion. That report was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Wiener, Goodman & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the term of its engagement by the Company. No reportable events occurred during the term of the engagement.



ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold shares of Common Stock which were not registered under the Securities Act of 1933, as amended, as follows:


         Effective October 1, 1999, the Company issued 6,750,000 shares in exchange for all of the issued and outstanding shares of LightTouch-Ohio to 8 persons as set forth in the table below, in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933 for a transaction not involving a public offering. No underwriters were used and no commissions were paid. All of the persons listed below were the shareholders of LightTouch-Ohio at the time of the share exchange transaction:



NAME                                  NUMBER OF SHARES       RELATIONSHIP TO COMPANY
Gregory F. Martini                                3,099,834  Officer and director

Colin C. Herd, M.D.                               2,830,282  Officer and director of LightTouch

Margaret Lanard, M.D.                               296,506  Employee of Vein & Laser Center, Inc.

Tri-State Laser Corporation                         119,052  Sold business to LightTouch-Ohio in January 1999

Intram Investment Corporation                       134,775  A company owned and controlled by Gregory F. Martini

Gary Lessis                                          67,388  Former patient of LightTouch-Ohio who invested in

Wayne Perrone                                       134,775  Former patient of LightTouch-Ohio who invested in

Parnelli Groh                                        67,388  Former patient of LightTouch-Ohio who invested in

TOTAL                                             6,750,000



         In December 1999, the Company granted options to purchase 170,000 shares of Common Stock to 17 employees under the 1999 Stock Option Plan. All of the options are exercisable at $0.74 per share and expire in December 2006. None of the options was granted to an officer or director of the Company.

         In April 2000, the Company issued 571,429 shares of Common Stock to Dr. Harley F. Freiberger as compensation under the terms of the National Medical Director Agreement dated March 29, 2000. The shares are subject to forfeiture and vest over the year ended April 1, 2001. Compensation expense of $2,300,000 will be recorded over the term of the agreement. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.



         In April 2000, the Company sold 51,000 shares of Common Stock at $3.00 per share for total proceeds of $153,000 to 3 accredited investors pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act of 1933. No underwriters were used and no commissions were paid.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.7502 of the General Corporation Law of Nevada and Article XI of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


                                    PART F/S

         See pages beginning with F-1.


                                    PART III

         The following exhibits are included with this registration statement:

   REGULATION
   S-B NUMBER      DOCUMENT
       2.1         Agreement and Plan of Share Exchange (1) <F1>

       2.2         Asset Purchase Agreement dated March 29, 2000 (2) <F2>

       3.1         Amended and Restated Articles of Incorporation (1) <F1>

       3.2         Bylaws (1) <F1>

      10.1         Lease Agreement with Intram Investment Corporation dated July 30, 1997 (1) <F1>

      10.2         Lease Agreement with Intram Investment Corporation dated August 22, 1997 (1) <F1>

      10.3         Promissory Note to Intram Investment Corporation dated January 20, 1998 (1) <F1>

      10.4         Lease Agreement with Intram Investment Corporation dated July 31, 1998 (1) <F1>

      10.5         Promissory Note to Intram Investment Corporation dated August 24, 1998 (1) <F1>

      10.6         Promissory Note to Intram Investment Corporation dated September 1, 1998 (1) <F1>

      10.7         Promissory Note to Intram Investment Corporation dated September 4, 1998 (1) <F1>

                                       17

   REGULATION
   S-B NUMBER      DOCUMENT
      10.8         Lease Agreement with Intram Investment Corporation dated October 23, 1998 (1) <F1>

      10.9         Promissory Note to Intram Investment Corporation dated November 12, 1998 (1) <F1>

      10.10        Promissory Note to Intram Investment Corporation dated January 28, 1999 (1) <F1>

      10.11        Purchase Agreement between Tri-State Laser Corporation and Light Touch Vein & Laser, Inc. dated
                   January 15, 1999 (1) <F1>

      10.12        Lease Agreement with Intram Investment Corporation dated February 19, 1999 (1) <F1>

      10.13        Lease Agreement with Gregory F. Martini dated March 31, 1999 (1) <F1>

      10.14        Lease Agreement with Intram Investment Corporation dated April 1, 1999 (1) <F1>

      10.15        Medical Director and Administrative Service Agreement (1) <F1>

      10.16        1999 Stock Option Plan (1) <F1>

      10.17        License and Distribution Agreement with VMM Enterprises, Inc. (1) <F1>

      10.18        Promissory Note dated March 29, 2000 (2) <F2>

      10.19        National Medical Director Agreement with Harley F. Freiberger, M.D. dated March 29, 2000 (2) <F2>

      10.20        South Carolina Medical Director and Administrative Services Agreement dated March 29, 2000 (2) <F2>

      10.21        Employment agreement with Wayne Perrone

       16          Letter from Wiener, Goodman & Company, P.C.

       21          Subsidiaries of the Registrant

       27          Financial Data Schedule (3) <F3>
--------------------------

(1) <F1> Previously filed
(2) <F2> Incorporated by reference to the exhibits filed with the current report on Form 8-K dated March 31,
         2000, File No. 0-29301.
(3) <F3> Incorporated by reference to the exhibits filed with the quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2000, File
         No. 0-29301.


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            LIGHTTOUCH VEIN & LASER, INC.


Date:  June 8, 2000                         By: /S/ GREGORY F. MARTINI
                                               ---------------------------------
                                               Gregory F. Martini, President

                 LIGHTTOUCH VEIN & LASER, INC. AND SUBSIDIARY
                          Consolidated Balance Sheets

                                        March 31,      December 31,
         Assets                           2000             1999
         ------                        -----------     ------------
                                       (unaudited)
Current assets:

     Cash                             $  66,630        $   2,391
     Accounts receivable - trade         29,845           58,021
     Accounts receivable - other         69,125              -
     Prepaid expenses                     6,748              -
                                      ----------       ----------
               Total current assets     172,348           60,412
                                      ----------       ----------


Property and equipment - net            592,049           84,292

                                      ----------       ----------
Other assets:
     Intangible assets - net            245,971           20,000
     Deposits and other                   6,664              -
                                      ----------       ----------
                                        252,635           20,000
                                      ----------       ----------








                                     $1,017,032         $164,704
                                     ==========         ========


               The accompanying notes are an integral part of the
                        consolidated financial statements

          Liabilities and Shareholders' Equity (Deficit)

                                                           March 31,      December 31,
                                                             2000             1999
                                                          -----------     ------------
                                                          (unaudited)
Current liabilities:

     Accounts payable                                     $  195,577      $ 124,497
     Other current liabilities                               115,357         59,098
     Capital lease obligation - current portion               32,888            -
                                                          -----------     ----------
               Total current liabilities                     343,822        183,595
                                                          -----------     ----------

Long-term liabilities:
     Long-term debt                                          590,747            -
     Capital lease obligation - less current portion          82,752            -
                                                          -----------     ----------
                                                             673,499            -
                                                          -----------     ----------


Shareholders' equity (deficit):
     Common stock, $.001 par value,
       100,000,000 share authorized;
       7,500,000 shares issued and outstanding                  7,500          7,500
     Preferred stock, $.001 par value,
       25,000,000 shares authorized;
       no shares issued or outstanding                           -              -
     Additional paid-in capital                              904,500        904,500
     Note receivable exchanged for
       common stock                                          (96,238)       (99,445)
     Accumulated deficit                                    (816,051)      (831,446)
                                                          -----------     ----------
                                                                (289)       (18,891)
                                                          -----------     ----------
                                                          $1,017,032      $ 164,704
                                                          ===========     ==========


               The accompanying notes are an integral part of the
                        consolidated financial statements

                  LIGHTTOUCH VEIN & LASER, INC. AND SUBSIDIARY
           Consolidated Statements of Operations and Retained Deficit
                                  (Unaudited)

                                                        For The Three Months Ended
                                                     March 31, 2000     March 31, 1999
                                                     --------------     --------------
Net sales:
     Cosmetic laser services                           $ 550,766            495,830
     Laser sales and service                              87,642             95,954
                                                       ----------         ----------
                                                         638,408            591,784

Cost of sales                                            324,831            448,355

General and administrative                               330,427            226,839
                                                       ----------         ----------

          Loss from operations                           (16,850)           (83,410)

Other income (expense) - net                              34,122             (6,784)

Interest expense                                          (1,877)           (36,066)
                                                       ----------         ----------
     Income before provision for income tax               15,395           (126,260)

Provision for income tax                                     -                  -
                                                       ----------         ----------
     Net income (loss)                                    15,395           (126,260)

Retained deficit - beginning of period                  (831,446)          (480,169)
                                                       ----------         ----------
Retained deficit - end of period                       $(816,051)          (606,429)
                                                       ==========         ==========

Earnings per common share:
     Basic                                             $    0.00              (0.02)
                                                       ==========         ==========
     Diluted                                           $    0.00              (0.02)
                                                       ==========         ==========




               The accompanying notes are an integral part of the
                        consolidated financial statements

                  LIGHTTOUCH VEIN & LASER, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                                  (Unaudited)

                                                        For The Three Months Ended
                                                     March 31, 2000     March 31, 1999
                                                     --------------     --------------
Cash flows from operating activities:
     Net income (loss)                                 $  15,395           (126,260)
     Depreciation                                         10,783                -
     Amortization                                          1,250                -
     Effect of change in operating assets
       and liabilities:
          Accounts receivable                             28,176              8,461
          Prepaid expenses and other assets               (9,895)            (3,695)
          Accounts payable and accrued expenses           35,237             24,225
                                                       ----------         ----------
               Net cash provided (used) by
                 operating activities                     80,946            (89,879)
                                                       ----------         ----------
Cash flows from investing activities:
     Capital expenditures                                (15,117)           (11,480)
     Collections on notes receivable                       3,207                -
                                                       ----------         ----------
               Net case used by
                 investing activities                    (11,910)           (11,480)
                                                       ----------         ----------

Cash flows from financing activities:
     Proceeds from issuance of debt                          -              100,000
     Repayments of debt                                      -             (155,015)
     Proceeds from issuance of common stock                  -              125,000
     Repayments on capital lease                          (4,797)               -
                                                       ----------         ----------
               Net cash provided (used) by
                 financing activities:                    (4,797)            69,985
                                                       ----------         ----------

Net change in cash                                        64,239            (31,374)

Cash -- beginning of period                                2,391             55,988
                                                       ----------         ----------
Cash -- end of period                                  $  66,630             24,614
                                                       ==========         ==========

Supplemental disclosure of non-cash activities:
     Cash paid during the period for:
          Interest                                     $   1,877             36,066
                                                       ==========         ==========
     Equipment acquired through capital lease          $ 101,894                -
                                                       ==========         ==========




               The accompanying notes are an integral part of the
                        consolidated financial statements

                          LIGHTTOUCH VEIN & LASER, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)


BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full year. The December 31, 1999 Balance Sheet data was derived from audited Financial Statements, but does not include all disclosures required by generally accepted accounting principles.

The March 31, 2000 balance sheet reflects the acquisition of The Charleston Dermatology and Cosmetic Surgery Center, which was entered into March 29, 2000. The Statement of Operations for the three months ended March 31, 2000 does not reflect the operations of The Charleston Dermatology and Cosmetic Surgery Center because the acquisition was accounted for as a purchase at the end of the quarter.


ACQUISITION

On March 29, 2000 the Company entered into an Asset Purchase Agreement with Harley F. Freiberger, M.D. D/B/A The Charleston Dermatology and Cosmetic Surgery Center. The assets were acquired by LightTouch Vein & Laser of South Carolina, Inc., a wholly owned subsidiary of the Company.

The acquisition was made through the issuance of a non-interest bearing $700,000 note in exchange for acquisition and assumption of the following assets and liabilities.

                Accounts receivable           $ 69,125
                Property and equipment         401,529
                Intangible assets              227,221
                Other assets                     3,526
                Accounts payable               (92,102)
                Capital leases                 (18,543)

Payments terms on the note are based on the achievement of cash flow objectives.

Dr. Freiberger will also receive 571,429 shares of the Company's stock for the performance of services as the company's National Medical Director over an initial term ending April 1, 2001. The stock award will vest over the year ended April 1, 2001 and the value of the award will be recorded as compensation expense on the Company's financial statements over the term of the agreement.


EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for derivative instruments, including derivative instruments imbedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management does not believe that the adoption of this standard will impact the Company because, at this time, the Company does not hold any of the instruments covered by the standard.

SFAS No. 130, "Reporting Comprehensive Income" requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For interim period reporting, an organization is required to report a total for comprehensive income.

The Company does not have any items characterized as "other comprehensive income" for the periods presented.

                          LIGHTTOUCH VEIN & LASER, INC.

                              FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

                        WITH INDEPENDENT AUDITORS' REPORT

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
LightTouch Vein & Laser, Inc.:


We have audited the accompanying balance sheet of LightTouch Vein & Laser, Inc. as of December 31, 1999 and the related statements of operations, shareholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. The 1998 and 1997 financial statements of LightTouch Vein & Laser, Inc. were audited by other auditors whose report dated August 27, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LightTouch Vein & Laser, Inc. as of December 31, 1999 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.




/s/CLARK, SCHAEFER, HACKETT & CO.


Cincinnati, Ohio
January 31, 2000

                                                                 Wiener, Goodman
                                                                 & Company, P.C.
                                                    Certified Public Accountants
                                                                   & Consultants
                                                         Two Industrial Way West
                                                            Eatontown, NJ  07724
                                                                  (732) 544-8111
                                                              (732) 544-8788 fax
                                                  E-mail:  wgpc@bellatlantic.net



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Lighttouch Vein & Laser, Inc.

We have audited the accompanying balance sheets of Lighttouch Vein & Laser, Inc. (the "Company") as of December 31, 1998 and 1997 and the related statements of operations, deficiency, and cash flows for the period from inception (August 1,
1997) to December 31, 1997 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighttouch Vein & Laser, Inc as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the period from inception (August 1, 1997) to December 31, 1997 and the year ended December 31, 1998 in conformity with generally accepted accounting principles.




/s/WIENER GOODMAN & COMPANY, P.C.

WIENER, GOODMAN & COMPANY, P.C.
Certified Public Accountants
Eatontown, New Jersey

August 27, 1999

                         LIGHTTOUCH VEIN & LASER, INC.

                                 Balance Sheets

                           December 31, 1999 and 1998

                                     ASSETS

                                                                    1999                1998
Current assets:
        Cash                                                     $   2,391              55,460
        Accounts receivable - trade                                 58,021              20,386
                                                                 ----------          ----------
                                                                    60,412              75,846

Property and equipment:
        Leasehold improvements                                       4,350                 -
        Office furniture and equipment                             104,009              50,190
                                                                 ----------          ----------
                                                                   108,359              50,190
        Less accumulated depreciation                               24,067              11,383
                                                                 ----------          ----------
                                                                    84,292              38,807
                                                                 ----------          ----------
Other assets:
        Goodwill, less accumulated amortization of $5,000           20,000                 -
        Other                                                          -                14,517
                                                                 ----------          ----------
                                                                    20,000              14,517
                                                                 ----------          ----------








                                                                 $ 164,704             129,170
                                                                 ==========          ==========


See accompanying notes to financial statements.

                 Liabilities and Shareholders' Equity (Deficit)

                                                                              1999                1998
Current liabilities:
        Current portion of long-term debt                                  $     -               162,843
        Accounts payable - trade                                             124,497              27,705
        Accrued expenses                                                      29,098              70,494
        Deferred revenue - gift certificates                                  30,000                 -
                                                                           ----------          ----------
                                                                             183,595             261,042
                                                                           ----------          ----------

Long-term debt, less current portion                                             -                86,297
                                                                           ----------          ----------
Commitments and contingencies

Shareholders' equity (deficit):
        Common stock, $.001 par value; 100,000,000 shares
          authorized, 7,500,000 shares issued and outstanding
          in 1999 and 5,885,190 equivalent shares issued and
          outstanding in 1998.                                                 7,500               5,886
        Preferred stock; $.001 par value; 25,000,000 authorized,
          no shares issued or outstanding                                        -                   -
        Additional paid-in capital                                           904,500             256,114
        Note receivable exchanged for common stock                           (99,445)                -
        Retained deficit                                                    (831,446)           (480,169)
                                                                           ----------          ----------
                                                                             (18,891)           (218,169)
                                                                           ----------          ----------




                                                                           $ 164,704           $ 129,170
                                                                           ==========          ==========


                         LIGHTTOUCH VEIN & LASER, INC.

                            Statements of Operations

                     Years Ended December 31, 1999 and 1998
        and Period From Inception (August 1, 1997) to December 31, 1997


                                                                 1999              1998            1997
Net sales:
        Cosmetic laser services                               $1,982,113        1,830,128          609,880
        Laser sales and service                                  407,847              -                -
                                                              -----------      -----------      -----------
                                                               2,389,960        1,830,128          609,880

Cost of sales                                                  1,644,122        1,026,007          485,264

General and administrative                                     1,023,599          885,918          391,997
                                                              -----------      -----------      -----------
        Loss from operations                                    (277,761)         (81,797)        (267,381)

Other income (expenses):
        Interest income                                            7,970              -                -
        Interest expense                                         (81,596)        (128,893)          (5,000)
        Other                                                        110            2,902              -
                                                              -----------      -----------      -----------
                                                                 (73,516)        (125,991)          (5,000)
                                                              -----------      -----------      -----------
                Loss before provision for income tax            (351,277)        (207,788)        (272,381)
                                                              -----------      -----------      -----------
Provision for income tax                                             -                -                -
                                                              -----------      -----------      -----------
                Net loss                                      $ (351,277)        (207,788)        (272,381)
                                                              ===========      ===========      ===========

Basic net loss per common share                               $    (0.05)           (0.06)           (0.13)
                                                              ===========      ===========      ===========
Diluted net loss per common share                             $    (0.05)           (0.06)           (0.13)
                                                              ===========      ===========      ===========







See accompanying notes to financial statements.

                         LIGHTTOUCH VEIN & LASER, INC.

                  Statements of Shareholders Equity (Deficit)

                     Years Ended December 31, 1999 and 1998
        and Period From Inception (August 1, 1997) to December 31, 1997



                                               Common                             Additional      Note
                                               Shares       Common    Preferred    paid-in     receivable     Retained
                                             Outstanding     Stock      Stock      capital     shareholder    Deficit       Total
                                             -----------     -----      -----      -------     -----------    -------       -----
Balance, August 1, 1997                             -      $   -      $   -       $     -      $     -       $     -      $     -

        Issuance of common stock              2,021,631      2,022        -          87,978          -             -         90,000

        Net loss                                    -          -          -             -            -        (272,381)    (272,381)
                                              ---------    --------   ---------   ---------    ----------    ----------   ----------
Balance, December 31, 1997                    2,021,631      2,022        -          87,978          -        (272,381)    (182,381)

        Issuance of common stock              3,863,559      3,864        -         168,136          -             -        172,000

        Net loss                                    -          -          -             -            -        (207,788)    (207,788)
                                              ---------    --------   ---------   ---------    ----------    ----------   ----------
Balance, December 31, 1998                    5,885,190      5,886        -         256,114          -        (480,169)    (218,169)

        Treasury purchases                     (224,626)      (225)       -             225          -             -            -

        Issuance of common stock:
                Retire  note payable
                  and forgiveness of
                  financing fees                404,327        404        -         299,596          -             -        300,000
                Exchange for goodwill           119,052        119        -          24,881          -             -         25,000

        Issuance of common stock for
                cash                            269,551        270        -         199,730          -             -        200,000

        Issuance of common stock in
                exchange for a note
                receivable                      296,506        297        -         124,703     (125,000)          -            -

        Repayments of note receivable               -          -          -             -         25,555           -         25,555

        Shares acquired of Strachan             750,000        749        -            (749)         -             -            -

        Net loss                                    -          -          -             -            -        (351,277)    (351,277)
                                              ---------    --------   ---------   ---------    ----------    ----------   ----------
Balance, December 31, 1999                    7,500,000      7,500        -         904,500      (99,445)     (831,446)     (18,891)
                                              =========    ========   =========   =========    ==========    ==========   ==========



See accompanying notes to financial statements.

                         LIGHTTOUCH VEIN & LASER, INC.

                            Statements of Cash Flows

                     Years Ended December 31, 1999 and 1998
        and Period From Inception (August 1, 1997) to December 31, 1997


                                                                               1999             1998             1997
                                                                               ----             ----             ----
Cash flows from operating activities:
                                                                            ----------        ---------        ---------
        Net loss                                                            $(351,277)        (207,788)        (272,381)
        Depreciation                                                           12,684            8,014            3,369
        Amortization                                                            5,000              -                -
        Financing fees                                                         26,283              -                -
        Effect of change in operating assets and liabilities:
                Accounts receivable                                           (37,635)           1,275          (21,661)
                Prepaid expenses and other assets                              14,517          (11,650)          (2,867)
                Accounts payable and accrued expenses                          85,396          (48,177)         146,376
                                                                            ----------        ---------        ---------
                           Net cash used by operating activities             (245,032)        (258,326)        (147,164)
                                                                            ----------        ---------        ---------
Cash flows from investing activities:
        Capital expenditures                                                  (58,169)          (7,742)         (42,448)
        Collections on notes receivable                                        25,555              -                -
                                                                            ----------        ---------        ---------
                           Net cash used by investing activities              (32,614)          (7,742)         (42,448)
                                                                            ----------        ---------        ---------
Cash flows from financing activities:
        Proceeds from issuance of debt                                        100,000          364,129          100,000
        Repayments of debt                                                    (75,423)        (214,989)             -
        Proceeds from issuance of stock                                       200,000          172,000           90,000
                                                                            ----------        ---------        ---------
                          Net cash provided by financing activities           224,577          321,140          190,000

Net increase (decrease) in cash                                               (53,069)          55,072              388

Cash - beginning of period                                                     55,460              388              -
                                                                            ----------        ---------        ---------
Cash - end of period                                                        $   2,391           55,460              388
                                                                            ==========        =========        =========
Supplemental disclosure of non-cash activities:
      Cash paid during the period for:
                Interest                                                    $ 107,879          127,893            6,000
                                                                            ==========        =========        =========
                Issuance of common shares to retire notes payable           $ 273,717              -                -
                                                                            ==========        =========        =========
                Issuance of common shares to acquire goodwill               $  25,000              -                -
                                                                            ==========        =========        =========
                Issuance of common shares in exchange for note receivable   $ 125,000              -                -
                                                                            ==========        =========        =========
                Issuance of common shares in forgiveness of financing fees  $  26,283              -                -
                                                                            ==========        =========        =========



See accompanying notes to financial statements.

                          LIGHTTOUCH VEIN & LASER, INC.

                          Notes to Financial Statements

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements.

              DESCRIPTION OF BUSINESS

              The Company's principal business is the performance of aesthetic cosmetic laser services in the Greater Cincinnati area and the service and leasing of laser equipment, primarily to medical practices.

              ALLOWANCE FOR DOUBTFUL ACCOUNTS

              No allowance for doubtful accounts has been provided because uncollectible amounts are considered to be immaterial.

              PROPERTY AND DEPRECIATION

              Property and equipment is recorded at cost. Depreciation is provided in amounts sufficient to allocate the cost of depreciable assets to operations over their estimated service lives principally using the straight-line method. Accelerated methods are used for tax purposes. Leasehold improvements are being amortized over five years. Office furniture and equipment are being depreciated over 5-7 years.

              GOODWILL

              Goodwill is stated at cost, less accumulated amortization computed by the straight-line basis over five years.

              REVENUES

              Revenues for cosmetic surgery procedures are recognized on a pre-procedure basis in the period when the procedure is performed, subject to an assessment for realizability. Payment for these procedures is required from customers prior to the service being performed.

              Deferred revenue consists of payments received for cosmetic surgery procedures before the service is performed. Deferred revenue is recognized as revenue when the cosmetic surgery procedure is completed.

              Revenue  from the  leasing of laser  equipment  is  recognized  as
              earned  from  operating  leases,   subject  to  an  assessment  of
              realizability.

              INCOME TAXES

              Deferred   federal   income  taxes  are  provided  for   temporary
              differences in tax and financial accounting, principally for property and equipment and net operating loss carryforwards.

              EARNINGS PER SHARE

              Earnings per share calculations have been made in compliance with Statement on Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic earnings per share equals net earnings divided by the weighted average number of shares outstanding. Diluted earnings per share equals net earnings divided by the weighted average number of common shares outstanding after giving effect to other dilutive securities. Weighted average equivalent shares outstanding for 1998 and 1997 were 3,429,201 and 2,021,629 respectively. There were no dilutive securities in 1998 and 1997. Weighted average shares outstanding for basic and diluted earnings per share for 1999 were 6,468,832, and 6,478,007, respectively. Diluted earnings per share includes the effect of stock options based on the treasury stock method.

              STOCK BASED COMPENSATION PLAN

              The Company adopted the "disclosure only" provisions of Statement of Financial Accounting Standards No. 123, ("SFAS 123") "Accounting for Stock Based Compensation" and measures compensation expense for stock-based compensation using the intrinsic-value-based method under the provisions of the standard.

              USE OF ESTIMATES

              The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       CONCENTRATION OF CREDIT RISK

         The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade accounts receivable. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. In the opinion of management, no allowance for doubtful accounts is necessary at December 31, 1999. Most customers are from Southwestern Ohio. Collateral is not required on accounts receivable.

         One customer represented 43% of trade accounts receivable at December 31, 1999.

3.       NOTE RECEIVABLE

         Note receivable consists of the following at December 31, 1999:

         Note receivable from  stockholder,  in monthly
         installments of $1,725, including interest
         at 8%, secured by LightTouch stock                            $ 99,445

         Less portion due within one year                                13,221
                                                                       --------
                                                                       $ 86,224
                                                                       ========

         The note receivable is classified in the balance sheet as a component of shareholders' equity.

4.       LONG-TERM DEBT:

         Long-term debt consists of the following:

                                                                              1999                 1998
                                                                              ----                 ----
         Note payable to shareholder, in weekly installments
         of $5,019, including interest at 1.137% periodic rate;
         unpaid principal was exchanged for common stock
         during 1999.                                                     $       -                249,140

       Less portion due within one year                                           -                162,843
                                                                          -------------            -------
                                                                          $       -                 86,297
                                                                          =============            =======

5.     INCOME TAXES:

       Net deferred tax is comprised of the following at December 31:

                                                                                      1999              1998
                                                                                      ----              ----

              Deferred tax assets:
                  Net operating loss carryforwards                                $   261,000          141,000
                  Valuation allowance on deferred tax assets                         (256,000)         138,000
                                                                                  ------------         --------

                                                                                        5,000            3,000
                                                                                  ------------         --------
              Deferred tax liabilities:
                  Depreciation                                                         (5,000)          (3,000)
                                                                                  ------------         --------

              Net deferred tax                                                    $      -                -
                                                                                  ============         ========

         At  December  31,  1999,   the  Company  has  tax  net  operating  loss
         carryforwards of approximately $765,000 available to offset future taxable income. These carryforwards expire primarily in 2013 and 2014.

6.       CORPORATE REORGANIZATION AND RECAPITALIZATION

         In October 1999, the Company underwent a business combination with Strachan, Inc. (Starchan). Starchan was a publicly held, shell corporation prior to the merger, with nominal assets and liabilities. The combination was undertaken to allow the Company a structure to facilitate future growth.

         Pursuant to a closing under an agreement and Plan of Share Exchange dated October 1, 1999, Starchan issued 6,750,000 common shares in exchange for 100% of the issued and outstanding stock of the Company. After the transaction, the former shareholders of LightTouch owned 90% of the Company. Prior to the above transaction, Starchan completed a forward stock split of its outstanding common shares of one share its outstanding stock for 1.63 shares, resulting in 750,000 shares outstanding.

         After the exchange, the Company became a wholly owned subsidiary of Starchan. The transaction has been accounted for as a reverse acquisition with LightTouch being deemed the acquirer for accounting purposes. LightTouch has accounted for the transaction as the issuance of shares for the net assets of Strachan. Immediately after the effective date, Strachan elected to do business as LightTouch Vein & Laser, Inc.

         The statements of shareholders' equity and the equity accounts in the Company's balance sheet have been restated to reflect the changes resulting from the reorganization. The change does not impact the results of operations or total shareholders' equity of the Company for any periods presented in these financial statements.

7.       STOCK BASED COMPENSATION PLAN

         In December 1999, the Company adopted the 1999 Stock Option Plan (the "Plan"). The Plan authorizes the issuance of up to 750,000 shares of Common Stock pursuant to the grant or exercise of stock options, including Incentive Stock Options, to executive officers, key employees and directors, subject to board approval and certain other restrictions. Stock options may not be granted at less than the fair market value of the underlying stock on the date of grant. Thirty-eight percent of the options vest on the date of the grant. The remaining options vest 20% on the first anniversary of the grant, 40% on the second anniversary, and 20% on each of the next two anniversaries of the grant date. The term of the option shall not exceed 10 years from the date on which the option is granted.

         As of December 31, 1999, 145,000 incentive stock options and 25,000 non-qualified stock options had been granted. Of the incentive stock options, at December 31, 1999, 40,000 are vested, 21,000 will vest in December 2000, 42,000 will vest in December 2001, 21,000 will vest in December 2002, and 21,000 will vest in December 2003. All of the non-qualified options are vested as of December 31, 1999. All of the options are exercisable at $0.74 per share and expire in December 2006. None of the qualified options were granted to an officer or director of the Company.

         The Company has adopted the "disclosure only" provisions of SFAS No. 123, therefore no compensation expense has been recognized for stock option grants. Had compensation expense been determined based upon the fair value (determined using the "minimum value" pricing model) at the grant date, consistent with provisions of SFAS No. 123, the Company's loss would have been the pro forma amounts as follows:

                                                                        1999
                                                                        ----
              Pro forma loss                                        $(361,954)
              Pro forma loss per share of common stock                  $(.06)

         The fair value of each option grant was estimated on the date of the grant using the "minimum value" pricing model with the following assumptions used for grants in 1999: no expected dividend yield and expected option life of seven years; and risk-free interest rates of 6.0%.

8.       COMMITMENTS AND CONTINGENCIES:

              OPERATING LEASES

              The Company leases certain equipment and office facilities under noncancelable operating leases. Future minimum lease payments as of December 31, 1999 are as follows:



                         2000                  $   471,721
                         2001                      334,598
                         2002                      248,730
                         2003                      166,578
                         2004                      120,000
                         Thereafter                310,000
                                               $ 1,651,627

              In the regular course of business, the Company enters into agreements whereby it leases equipment under month-to-month leases or of similar short duration.

              Approximately 51% of the commitment as of December 31, 1999 is due to Intram Investment Corporation; an entity related to a Company officer and shareholder.

              Some lease agreements are secured by the personal guarantee of an officer of the Company.

              Lease expense charged against operations was approximately $685,000 in 1999 and $219,000 in 1998, including approximately $349,000 and $111,000 paid to Intram Investment Corporation in 1999 and 1998, respectively. Rent expense for the period ending December 31, 1997 was $89,000.

              EMPLOYMENT AGREEMENTS

              The Company has various employment agreements that provide for base compensation. The total commitment under these employment agreements which are payable over the next five years is $367,275.

              LEGAL PROCEEDINGS

              From time to time, the company becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of the Company's management, there are no material legal proceedings pending against the Company at December 31, 1999.

9.       RELATED PARTY TRANSACTIONS:

         The Company has a Medical Director and Administrative Services Agreement with Vein & Laser Center, Inc.; an entity controlled by a shareholder of the Company. Vein & Laser Center, Inc. employs the Doctors and technicians who perform the cosmetic laser services for the company. Initially, the agreement required weekly minimum payments of $9,500 through July 30, 2007. In 1999, the weekly guarantee was reduced to $5,000. For 1999, approximately $343,000 was charged against operations under terms of this agreement. In 1998, approximately $100,000 was incurred and charged to operations.

         Interest paid to related parties under terms of various notes payable was approximately $103,000 in 1999, $127,000 in 1998 and $5,000 in
         1997.

         At December 31, 1999, note receivable includes $99,445 due from a minority shareholder in the Company. Interest income includes $7,937 received under terms of this note. In 1999, the Company issued 132 shares of common stock in exchange for the original principal amount of $125,000.

         At December 31, 1999, accounts payable includes approximately $25,000 due an officer and shareholder of the Company. Cost of goods sold in 1999 includes $22,500 for equipment acquired from this related party, and subsequently sold.

         The Company leases office space and certain equipment from a related party as noted in footnote 8.

         During the periods presented, the President of the Company performed services without compensation.

         In July 1999, the Company issued 180 shares of common stock to an officer and existing shareholder in exchange for the forgiveness of notes payable of $273,717 and fees of $26,283. The number of shares of stock issued was based on the market value of stock sold to outside investors at the same time.

         In January 1999, the Company issued 53 shares of common stock in exchange the acquisition of certain assets and assumptions of liabilities of Tri-State Laser Corporation. Goodwill, representing the excess of the fair value of the stock over net assets acquired, of $25,000 was recorded.

10.      ACQUISITION

         In January 2000, the Company drafted an asset purchase agreement to acquire substantially all assets and liabilities of a dermatology and cosmetic surgery center in South Carolina in exchange for a non-interest bearing promissory note of $700,000. The acquisition price is subject to certain assets and liabilities not acquired to be determined at closing. Concurrently, the Company would enter into an employment contract with the seller to become a National Medical Director. As compensation for the position, the individual will receive an award of 571,429 shares of Company stock and a guaranteed annual compensation. The acquisition would be accounted for as a purchase. The employment contract will be expensed over the employment term, which is one year.